UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*



                                GARTNER, INC.
                                -------------
                               (Name of Issuer)



               Class A Common Stock, Par Value $.0005 Per Share
               ------------------------------------------------
                        (Title of Class of Securities)


                                  366651107
                                  ---------
                                (CUSIP Number)



                             Silver Lake Partners
                        2725 Sand Hill Road, Suite 150
                             Menlo Park, CA 94025
                                (650) 233-8120
                                --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                June 17, 2004
                                -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.366651107                   13D                   Page 2 of 10 Pages

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1    NAME OF REPORTING PERSONS. SILVER LAKE PARTNERS, L.P., a Delaware Limited
     partnership.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Not required.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) [X]
        (b) [_]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS (See Instructions)



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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

            [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION            Delaware



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               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER              37,773,001*
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER         37,773,001*
    WITH


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     37,773,001*

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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

            [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    44.9%*

Schedule 13D

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14   TYPE OF REPORTING PERSON (See Instructions)

        PN

*See Item 5.

Schedule 13D

CUSIP No. 366651206                  13D                   Page 3 of 10 Pages

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1    NAME OF REPORTING PERSONS. SILVER LAKE INVESTORS, L.P., a Delaware limited partnership.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Not required.

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a) [X]
       (b) [_]

-------------------------------------------------------------------------------
3    SEC USE ONLY



-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)



-------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

            [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION            Delaware



-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER              37,773,001*
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER         37,773,001*
    WITH


-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     37,773,001*


-------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

            [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    44.9%*

Schedule 13D

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

        PN

*See Item 5.

Schedule 13D

CUSIP No. 366651206                  13D                   Page 4 of 10 Pages

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1    NAME OF REPORTING PERSONS. SILVER LAKE TECHNOLOGY INVESTORS, L.L.C., a
     Delaware limited liability company.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Not required.

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) [X]
        (b) [_]

-------------------------------------------------------------------------------
3    SEC USE ONLY



-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)



-------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

            [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION            Delaware



-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER              37,773,001*
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER         37,773,001*
    WITH


-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     37,773,001*


-------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

            [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    44.9%*

Schedule 13D

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14   TYPE OF REPORTING PERSON (See Instructions)

        OO

*See Item 5.

     This Amendment No. 2 to Schedule 13D supplements and amends the Schedule 13D of Silver Lake Partners, L.P., Silver Lake Investors, L.P., and Silver Lake Technology Investors, L.L.C. (the "Silver Lake Entities") originally filed on April 15, 2003, as amended by Amendment No. 1 filed on September 19, 2003, with respect to the Class A Common Stock, par value $.0005 per share (the "Common Stock") of Gartner, Inc. ("Gartner"). Each item below amends and supplements the information disclosed under the corresponding item of the
Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

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Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

     On June 18, 2004, Gartner announced that its Board of Directors approved a Dutch auction self-tender offer for approximately 11.3 million shares of Common Stock and approximately 5.5 million shares of its Class B Common Stock, par value $.0005 per share (the "Class B Common Stock"), at a price per share not greater than $13.50 nor less than $12.50 (the "Tender Offer").

     The Silver Lake Entities and Gartner entered into a Stock Purchase Agreement (the "Purchase Agreement") on June 17, 2004, whereby, subject to the terms and conditions therein, the Silver Lake Entities agreed to sell to Gartner and Gartner agreed to purchase from the Silver Lake Entities 9,196,065 shares of Common Stock, subject to adjustment as follows (provided that in no event will more than 12,000,000 shares of Common Stock (the "Share Cap") be purchased from the Silver Lake Entities): (a) if Gartner increases or decreases the number of shares of Common Stock subject to the Tender Offer (any such increase or decrease, the "TO Change"), the aggregate number of shares of Common Stock to be purchased by Gartner from the Silver Lake Entities will be increased or decreased, respectively, by an amount equal to the TO Change multiplied by a fraction, the numerator of which is 46,969,066 and the denominator of which is 57,707,954 (representing the shares of outstanding shares of Common Stock held of record by the Silver Lake Entities divided by the outstanding shares of Common Stock held of record by all stockholders of Gartner other than the Silver Lake Entities) and (b) if the number of shares of Common Stock tendered and accepted for payment in the Tender Offer is less than the number of shares of Common Stock Gartner is offering to purchase in the Tender Offer as of the expiration date (any such difference, the "Series A Shortfall"), the aggregate number of shares of Common Stock to be purchased by Gartner from the Silver Lake Entities shall be increased by an amount equal to the Series A Shortfall. The price per share paid by Gartner for the shares of Common Stock purchased from the Silver Lake Entities will be the same as that paid by Gartner to its other stockholders who tender shares of Common Stock pursuant to the Tender Offer. The Silver Lake Entities are not obligated to sell any shares if a minimum of 1,680,394 shares are not tendered and accepted for payment in the Tender Offer. The Silver Lake Entities agreed, pursuant to the terms of the Purchase Agreement, not to tender any of their shares of Common Stock in the Tender Offer. The Purchase Agreement is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.

Schedule 13D

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Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

     The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

     As the date hereof, the Silver Lake Entities beneficially own 46,969,066 shares of Common Stock. Pursuant to the terms of the Purchase Agreement, the Silver Lake Entities agreed, subject to the terms and conditions therein, to sell to Gartner and Gartner agreed to purchase from the Silver Lake Entities 9,196,065 shares of Common Stock, subject to adjustment as described above in
Item 4. As a result, assuming the consummation of the transactions contemplated by the Purchase Agreement, the Silver Lake Entities may be deemed to be the beneficial owners of approximately 37,773,001 shares of Common Stock, representing, assuming 11,298,630 shares of Common Stock and 5,505,305 shares of Class B Common Stock are tendered and accepted for payment pursuant to the Tender Offer, approximately 44.9% of the issued and outstanding shares of Common Stock and approximately 35.4% of the total issued and outstanding shares of the Common Stock and the Class B Common Stock of Gartner, on a combined basis.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended and supplemented by the information contained in Item 4 of this Amendment, which is herein incorporated by reference.

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Item 7.  Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 3 Stock Purchase Agreement, dated as of June 17, 2004, by and among Silver Lake Partners, L.P., Silver Lake Investors, L.P., Silver Lake Technology Investors, L.L.C. and Gartner, Inc.

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

Schedule 13D
                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  June 21, 2004

                                SILVER LAKE PARTNERS, L.P.

                                By:  Silver Lake Technology Associates,
                                     L.L.C., its general partner


                                By:  /s/ Glenn H. Hutchins
                                     ------------------------------
                                     Name:  Glenn H. Hutchins
                                     Title:  Managing Member


                                SILVER LAKE INVESTORS, L.P.

                                By:  Silver Lake Technology Associates,
                                     L.L.C., its general partner


                                By:  /s/ Glenn H. Hutchins
                                     ------------------------------
                                     Name:  Glenn H. Hutchins
                                     Title:  Managing Member


                                SILVER LAKE TECHNOLOGY INVESTORS, L.L.C.

                                By:  Silver Lake Technology
                                     Management, L.L.C., its manager


                                By:  /s/ Glenn H. Hutchins
                                     ------------------------------
                                     Name:  Glenn H. Hutchins
                                     Title:  Managing Member